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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2003
                                SEC File #0-24570

                  --------------------------------------------

                              CENTRAL MINERA CORP.


                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                      Form 20-F  [X]        Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes  [ ]        No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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THIS FORM 6-K CONSISTS OF:



MATERIAL CHANGE REPORT - BC FORM 53-901F
PRESS RELEASE



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CENTRAL MINERA CORPORATION



                                                 By:    "Michael Cytrynbaum"
                                                        ------------------------
                                                 Name:  Michael Cytrynbaum
                                                 Title: President



Date: July 31, 2003
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                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES

1.       REPORTING ISSUER

         CENTRAL MINERA CORP.
         1040 - 885 West Georgia Street
         Vancouver, British Columbia  V6C 3E8

         (the "Company" or "Central Minera")

2.       DATE OF MATERIAL CHANGE

         July 31, 2003

3.       PRESS RELEASE

         Date of Issuance:    July 31, 2003

         Place of Issuance:   Vancouver, B.C.

4.       SUMMARY OF MATERIAL CHANGE

         The Company has converted previously issued unsecured debentures in the aggregate principal amount of US$300,000.00 into variable multiple voting shares and warrants to purchase subordinate voting shares.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         The Company has issued 3,000,000 Units in its capital to four debenture holders pursuant to the conversion terms of unsecured debentures it issued on July 18, 2002, in the aggregate principal amount of US$300,000. The debentures were converted on July 31, 2003 into Units at the rate of one Unit for each US$0.10 in principal amount of the debentures. Each Unit consists of (i) one variable multiple voting share in the capital of Central Minera and (ii) one non-transferable share purchase warrant to acquire, on or before July 31, 2004, one subordinate voting share of Central Minera at an amended per share price of US$0.10. The purchase price per subordinate voting share underlying the share purchase warrants was reduced by resolution of Central Minera's Board of Directors on May 16, 2003, from US$0.30 to US$0.10.

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                                     - 2 -


6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICERS

         For further information contact:

         Michael Cytrynbaum
         President

         Telephone:        (604) 687-6191
         Facsimile:        (604) 669-0131

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver this 31st day of July, 2003.

                                             CENTRAL MINERA CORP.

                                             Per:    "Michael Cytrynbaum"

                                             Michael Cytrynbaum, President
                                             -----------------------------------
                                             (Print Name and Title)

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                              CENTRAL MINERA CORP.
                                   SUITE 1040
                            885 WEST GEORGIA STREET,
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8
                             TELEPHONE: 604-687-6191
                                FAX: 604-669-0131


OTC SYMBOL: CENMF.PK                                                     NR04-03

                                  NEWS RELEASE


JULY 31, 2003 - VANCOUVER, BRITISH COLUMBIA - Central Minera Corp. has issued 3,000,000 Units in its capital to four debenture holders pursuant to the conversion terms of unsecured debentures it issued on July 18, 2002, in the aggregate principal amount of US$300,000. The debentures were converted on July 31, 2003 into Units at the rate of one Unit for each US$0.10 in principal amount of the debentures. Each Unit consists of (i) one variable multiple voting share in the capital of Central Minera and (ii) one non-transferable share purchase warrant to acquire, on or before July 31, 2004, one subordinate voting share of Central Minera at an amended per share price of US$0.10. The purchase price per subordinate voting share underlying the share purchase warrants was reduced by resolution of Central Minera's Board of Directors on May 16, 2003, from US$0.30 to US$0.10.

The Company has a direct equity interest in Cactus Gold Corp., a private precious metals development company, represented by holdings of 1.8 million shares. Cactus is developing precious metals properties in southern Nevada.

ON BEHALF OF THE BOARD OF DIRECTORS


"Michael Cytrynbaum"
-------------------------------------
Michael Cytrynbaum,
President

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.